AURORA GOLD CORPORATION
Baarerstrasse 10, 1st Floor
6300, Zug, Switzerland

June 3, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, North East
Mail Stop 7010
Washington, D.C. 20549

Re:	Aurora Gold Corporation
Request to Withdraw Registration Statement on Form S-1
File No. 333-164706

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) and your letter dated May 20, 2010, Aurora Gold Corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-164706), together with all exhibits and amendments thereto (the “Registration Statement”).

By filing of the Registration Statement, the Company sought to register 25,434,802 for resale by certain of our stockholders named therein (the “Selling Stockholders”). The Registration Statement has not been declared effective and no securities were sold or will be sold under the Registration Statement by the Selling Stockholders. The Registration Statement has not been declared effective by the Commission.

The Company requests such withdrawal because it has been asked by the Staff to remove from the registration statement any shares issued subsequent to the original filing date of the Registration Statement (February 5, 2010) (the “Subsequently Issued Shares”).  This would require the Company to file a separate registration statement as to such subsequently issued shares exposing the Company to the expense of not only amending the Registration Statement, but preparing and filing a second registration statement and the additional cost of maintaining both registration statement current.  Accordingly, the Company has determined that it is in its and its shareholders best interest to withdraw the Registration Statement and to include all of the Subsequently Issued Shares (as well as those shares issued prior to February 5, 2010 and included in the Registration Statement)  in one registration statement (to be filed by the Company subsequent hereto) rather than two separate registration statements.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted on the date that it is filed with the Commission unless, within fifteen (15) days after such date, the Registrant receives notice from the Commission that this application will not be granted.

Please send copies of the written order granting withdrawal of the Registration Statement to Joseph Sierchio, Sierchio & Company, LLP, 430 Park Avenue, 7th Floor, New York, NY 10022, facsimile number (212) 246-3039.

Please apply the filing fees paid by the Company in connection with the Registration Statement to the Company’s account with the Securities and Exchange Commission.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact Joseph Sierchio at (212) 246-3030.

Very truly yours,
Aurora Gold Corporation

By:  /s/Lars Pearl
Name: Lars Pearl
Title: President and Chief Executive Officer

cc:     Joseph Sierchio, Sierchio & Company, LLP